UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

American Power Group Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

395379 30 8
(CUSIP Number)

Matthew van Steenwyk Paradise Road, Suite 3604 Las Vegas, NV 89109 (805) 441-7178
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 8, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 395379 30 8

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Matthew van Steenwyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,538,053

	8	SHARED VOTING POWER
54,080,093

	9	SOLE DISPOSITIVE POWER
5,538,053

	10	SHARED DISPOSITIVE POWER
54,080,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
59,618,146

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
54.9%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 395379 30 8	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betty Van Steenwyk

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
1,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
1,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 0.1%

14	TYPE OF REPORTING PERSON
IN

CUSIP No. 395379 30 8	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Arrow, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
54,079,093

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
54,079,093

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
54,079,093

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.9%

14	TYPE OF REPORTING PERSON
OO

The following constitutes Amendment No. 5 (this “Amendment”) to the initial Schedule 13D, as previously amended (the “Schedule 13D”) filed on June 12, 2015 by Matthew van Steenwyk (“Mr. Van Steenwyk”), Betty van Steenwyk (“Ms. Van Steenwyk”) and Arrow, LLC (“Arrow”, and together with Mr. Van Steenwyk and Ms. Van Steenwyk, the “Reporting Persons”). Except as specifically set forth in this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated as of January 8, 2016 (without regard to any amendments or changes thereto after the date thereof), among American Power Group Corporation, a Delaware corporation (the “Company”) and each purchaser identified on the signature pages thereto.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.01 par value per share, of the Company (the “Common Stock”); the 10% Convertible Preferred Stock (the “Series A Preferred Stock”); the Series B 10% Convertible Preferred Stock (the “Series B Preferred Stock”); the Series C Convertible Preferred Stock (the “Series C Preferred Stock”); the Series D Convertible Preferred Stock (the “Series D Preferred Stock”); the Series D‑2 Convertible Preferred Stock (the “Series D-2 Preferred Stock”); the Series D-3 Convertible Preferred Stock (the “Series D-3 Preferred Stock”) of the Company.

This Schedule 13D additionally relates to (i) the common stock purchase warrants issued in connection with the Series D Preferred Stock (the “New Warrants”); (ii) the common stock purchase warrants issued in connection with the Series C Preferred Stock (the “Series C Warrants”); (iii) the common stock purchase warrants issued in connection with the Series A Preferred Stock (“Series A Warrants”); and (iv) the common stock purchase warrants issued by Greenman Technologies, Inc., predecessor of the Company (the “Greenman Warrants”). The principal executive offices of the Company are located at Seven Kimball Lane, Building B, Lynnfield, Massachusetts 01940.

Item 3.	Source and Amount of Funds or Other Considerations

Arrow may be deemed to have acquired beneficial ownership of shares of Common Stock, Series D Preferred Stock, Series D‑2 Preferred Stock, and Series D-3 Preferred Stock using $1,500,000 of Arrow’s available capital.

Item 4.	Purpose of Transaction

Acquisition and Disposition of Securities; Amendment to Certificate of Incorporation

On January 8, 2016, the Company and certain accredited investors (the “Purchasers”) entered into the Purchase Agreement, pursuant to which the Company issued 22 shares (the “Shares”) of the Company’s Series D Convertible Preferred Stock (the “Series D Preferred Stock”) at a purchase price of $100,000 per share. Each share of Series D Preferred Stock is convertible, at any time at the option of the holder, into 1,000,000 shares of common stock, par value $0.01 per share, of the Company (the “Common Stock”).

Upon the issuance of the Series D Preferred Stock, the Company issued each Purchaser New Warrants to purchase two times that number of shares of the Common Stock into which such Purchaser’s shares of Series D Preferred Stock is convertible. The New Warrants may be exercised only for cash.

Each New Warrant included in the Shares entitles the holder to purchase up to 2,000,000 shares of Common Stock at an exercise price of $0.10 per share. The New Warrants may be exercised at any time with respect to not more than one-half of the number of shares of Common Stock for which each of the New Warrants is exercisable until such time as the Company has filed a certificate of amendment to its Restated Certificate of Incorporation with the Secretary of State of the State of Delaware increasing the number of authorized shares of Common Stock from 200,000,000 to 350,000,000 shares. Upon the filing of the certificate of amendment, the New Warrants may be exercised for the remaining shares (the “Contingent Shares”). If the holders of a majority of the New Warrants (measured with reference to the number of shares of Common Stock issuable from time to time upon the exercise of all New Warrants) exercise their New Warrants in whole or part, the holders of all New Warrants are required to exercise a pro rata portion of their New Warrants. The New Warrants are initially exercisable for a period of five years. However, (a) if the certificate of amendment is not effective by January 8, 2017, then the New Warrants will remain exercisable, with respect to the Contingent Shares only, until January 8, 2022; and (b) if the certificate of amendment is not effective by January 8, 2018, then the New Warrants will remain exercisable, with respect to all of the shares underlying the New Warrants, until January 8, 2026. In addition, if the certificate of amendment is not effective by January 8, 2018, the Company will incur certain monetary penalties payable to the holders of the New Warrants.

The Company has agreed to take all action reasonably necessary to convene a meeting of its stockholders to be held at the earliest practicable time for the purpose of approving the certificate of amendment.

Pursuant to the terms of the Purchase Agreement, Arrow exchanged its shares of the Company’s Series A Preferred Stock and Series B Preferred Stock for an equal number of shares of a new Series D-2 Preferred Stock, and additionally exchanged its shares of the Company’s Series C Preferred Stock for an equal number of shares of a new Series D-3 Preferred Stock.

Suspension of Cash Dividends; Dividend on Series D Preferred Stock

The Board of Directors elected to suspend the payment of cash dividends on the Series A Preferred Stock and the Series B Preferred Stock, commencing with the dividend payable on September 30, 2015, until such time as the Board of Directors determines that the Company possesses funds legally available for the payment of dividends. During the deferral period, dividends on the Series A Preferred Stock and Series B Preferred Stock may be paid in shares of Common Stock in the discretion of the Board of Directors.

The Series D Preferred Stock has a 10% annual dividend, accruing quarterly and payable when, as and if declared by the Company’s Board of Directors, in cash or in shares of Common Stock at the Company’s option.

Change in Board of Directors and Management of the Company

See the disclosures set forth in Item 6, which are incorporated herein by reference.

The Board of Directors will appoint an Operations Committee to oversee the general management of the Company’s business and affairs. The committee will consist of one designee of the holders of the Series D Preferred Stock, the Company’s Chief Executive Officer and the Company’s Chief Financial Officer. The committee will report to, and will be subject to the authority of, the Board of Directors.

Item 5.	Interest in Securities of the Issuer

Mr. van Steenwyk may be deemed to beneficially own (i) 59,618,146 shares of Common Stock (53,331,272 shares of which Mr. van Steenwyk may be deemed to have the right to acquire), comprising 54.9% of outstanding shares of Common Stock, (ii) 15 shares of Series D Preferred Stock, comprising 68.2% of outstanding shares of Series D Preferred Stock and convertible into 15,000,000 shares of Common Stock, (iii) 220.4084 shares of Series D‑2 Preferred Stock, comprising 19.4% of outstanding shares of Series D-2 Preferred Stock and convertible into 5,510,210 shares of Common Stock, and (iv) 150 shares of Series D-3 Preferred Stock, comprising 61.2% of outstanding shares of Series D-3 Preferred Stock and convertible into 7,789,726 shares of Common Stock.

Mr. van Steenwyk may also be deemed to beneficially own (i) New Warrants exercisable for 15,000,000 shares of Common Stock; (ii) Series C Warrants exercisable for 7,789,726 shares of Common Stock; (iii) Series A Warrants exercisable for 1,540,830 shares of Common Stock; and (iv) Greenman Warrants exercisable for 270,000 shares of Common Stock.

Mr. van Steenwyk has sole voting and dispositive power over 5,538,053 shares of Common Stock and shared voting and dispositive power with respect to 54,080,093 shares of Common Stock, 15 shares of Series D Preferred Stock, 220.4048 shares of Series D-2 Preferred Stock, and 150 shares of Series D-3 Preferred Stock.

Ms. van Steenwyk may be deemed to beneficially own 1,000 shares of Common Stock, comprising less than 0.1% of outstanding shares of Common Stock, and has shared voting and sole dispositive power with respect to said 1,000 shares of Common Stock.

Arrow may be deemed to beneficially own (i) 54,079,093 shares of Common Stock (53,061,272 shares of which Arrow has the right to acquire), comprising 49.9% of outstanding shares of Common Stock, (ii) 15 shares of Series D Preferred Stock, comprising 68.2% of outstanding shares of Series D Preferred Stock, (iii) 220.4084 shares of Series D‑2 Preferred Stock, comprising 19.4% of outstanding shares of Series D-2 Preferred Stock, and (iv) 150 shares of Series D-3 Preferred Stock, comprising 61.2% of outstanding shares of Series D-3 Preferred Stock, and may be deemed to have shared voting and dispositive power with respect to all shares which it is deemed to beneficially own.

Arrow is also deemed to beneficially own (i) New Warrants exercisable for 15,000,000 shares of Common Stock; (ii) Series C Warrants exercisable for 7,789,726 shares of Common Stock; and (iii) Series A Warrants exercisable for 1,540,830 shares of Common Stock.

On December 31, 2015, Arrow received 46,047 shares of Common Stock as a payment-in-kind dividend on 20.4084 shares of the Series A Preferred Stock owned at the time of the dividend payment date and 451,264 shares of Common Stock as a payment-in-kind dividend on 200 shares of the Series B Preferred Stock owned at the time of the dividend payment date (497,311 shares of Common Stock in all).

Arrow acquired 220.4084 shares of Series D-2 Preferred Stock on January 8, 2016, when it exchanged its 20.4084 shares of the Company’s Series A Preferred Stock and 200 shares of the Company’s Series B Preferred Stock for an equal number of shares of the new Series D-2 Preferred Stock in connection with the execution of the Purchase Agreement and consummation of the transactions contemplated thereby. In connection with the same series of transactions, Arrow acquired 150 shares of the newly-created Series D-3 Preferred Stock in exchange for the 150 shares of Series C Preferred Stock held by Arrow prior to execution of the Purchase Agreement.

In addition, on January 8, 2016 and as set forth in the Purchase Agreement, Arrow purchased 15 shares of Series D Preferred Stock at the stated value of $100,000 per share, and convertible at the option of the holder into 15,000,000 shares of Common Stock in the aggregate, and warrants to purchase 30,000,000 shares of Common Stock, 15,000,000 of which are immediately exercisable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement

In connection with the transactions contemplated by the Securities Purchase Agreement, the parties to that certain Registration Rights Agreement dated as of June 2, 2015, and as amended on August 24, 2014, executed the second amendment thereto, extending the rights under the Agreement to the purchasers of shares of (i) Series D Convertible Preferred Stock, (ii) Series D-2 Convertible Preferred Stock, and/or (iii) Series D-3 Convertible Preferred Stock.

Voting Agreement

In connection with the financing, the Company’s voting agreement dated April 30, 2012, among the Company and certain investors, was amended and restated to provide that Arrow will have the rights (i) to designate two of the three members of the Board of Directors who are elected by the holders of the Company’s preferred stock voting as a separate class, (ii) to nominate the three candidates who are elected by the holders of shares of Common Stock voting as a separate class, and (iii) to nominate one candidate who will be elected by the holders of shares of Common Stock and of all classes and series of preferred stock voting together as a single class. Arrow has agreed to nominate the Company’s chief executive officer and at least one candidate who would be deemed to be an independent director for election by the holders of Common Stock.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Securities Purchase Agreement between American Power Group Corporation and the Purchasers named therein, dated as of January 8, 2016 (incorporated by reference to Exhibit 10.86 to the Annual Report on Form 10-K of American Power Group Corporation filed with the SEC on January 13, 2016).

Exhibit 2	Form of Common Stock Purchase Warrant to be issued to the purchasers named in the Securities Purchase Agreement (incorporated by reference to Exhibit 10.87 to the Annual Report on Form 10-K of American Power Group Corporation filed with the SEC on January 13, 2016).

Exhibit 3	Amendment No. 2 to Registration Rights Agreement between American Power Group Corporation and the Purchasers named therein, dated as of January 8, 2016 (incorporated by reference to Exhibit 10.91 to the Annual Report on Form 10-K of American Power Group Corporation filed with the SEC on January 13, 2016).

Exhibit 4	Amended and Restated Voting Agreement between American Power Group Corporation and the Purchasers named therein, dated as of January 8, 2016 (incorporated by reference to Exhibit 10.88 to the Annual Report on Form 10-K of American Power Group Corporation filed with the SEC on January 13, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARROW, LLC

/s/ Matthew van Steenwyk
Name: Matthew van Steenwyk Title: Manager

/s/ Matthew van Steenwyk
Matthew van Steenwyk

/s/ Betty van Steenwyk
Betty van Steenwyk

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).